Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2009 Year End and Fourth Quarter Financial Results To Be
Released March 24, 2010; Conference Call Scheduled for March 25, 2010

March 17, 2010 - Vancouver, Canada- Endeavour Silver Corp. (TSX: EDR) (NYSE-Amex: EXK) (EDR.WT) (DBFrankfurt: EJD) plans to release its fourth quarter financial results on Wednesday, March 24, 2010, before market hours. A conference call to discuss the results will be held at 11:00 AM Pacific Time (2:00 PM Eastern Time) the following business day, Thursday, March 25, 2010. To participate in the conference call, please dial the following:

•  877-240-9772  Canada and USA (Toll-free)
•  416-340-8530  Toronto area callers
•  No passcode is necessary

A replay of the conference call will be available by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass code is 6732642.

A podcast and a simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax:
(604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD AMEX: EXK forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD AMEX: EXK